United States securities and exchange commission logo





                               April 26, 2022

       Sanjay Patel
       Chief Executive Officer and Director
       Apollo Strategic Growth Capital
       9 West 57th Street 43rd Floor
       New York, NY 10019

                                                        Re: Apollo Strategic
Growth Capital
                                                            Amendment No. 3 to
Registration Statement on Form S-4
                                                            Filed April 19,
2022
                                                            File No. 333-261820

       Dear Mr. Patel:

             We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our April 6, 2022 letter.

       Amendment No. 3 to Registration Statement on Form S-4

       Selected Definitions, page 2

   1.                                                   Please revise to define
the term, "Amex Exit Conditions," here.
       Summary of Risk Factors, page 50

   2. We note your disclosure throughout the filing that because you are deemed to be
                                                           controlled    by
American Express under the BHC Act, you are and will be subject to supervision,
examination and regulation by the Federal Reserve. Please revise your cover page and disclosure
here to describe related risks, including without limitation, the risks to the Company and
shareholders related to the Amex Exit Conditions.
 Sanjay Patel
Apollo Strategic Growth Capital
April 26, 2022
Page 2
Business of GBT
Recent Performance and COVID-19 Update, page 282

3. Your revised disclosure in response to prior comment 4 states that you delivered $3.7 billion new wins value in 2021, which represents new sales in terms of the average annual spend expected to be served under the contract over its term. As this appears to be projection information, tell us how you considered the guidance provided in Item
      10(b) of Regulation S-K. In addition, consistent with our prior comment, provide disclosure explaining why this information is useful to investors and addressing estimates or assumptions underlying this metric and its calculation.
Exhibits

4. Please re-file a complete copy of Exhibit 10.29. It appears that certain schedules and exhibits have been omitted.
        You may contact Wei Lu, Staff Accountant, at 202-551-3725 or Ethan Horowitz,
Accounting Branch Chief, at 202-551-3311 if you have questions regarding comments on the financial statements and related matters. Please contact Irene
Barberena-Meissner, Staff
Attorney, at 202-551-6548 or Loan Lauren Nguyen, Legal Branch Chief, at 202-551-3642 with any other questions.



                                                           Sincerely,
FirstName LastNameSanjay Patel
                                                           Division of
Corporation Finance
Comapany NameApollo Strategic Growth Capital
                                                           Office of Energy &
Transportation
April 26, 2022 Page 2
cc:       Ross A. Fieldston, Esq.
FirstName LastName